EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)

	Nine Months
	Ended	Year Ended December 31
	September 30, 2005	2004	2003	2002	2001	2000
Fixed charges	$75,631	$49,179	$62,859	$169,148	$362,327	$540,605
Preferred stock dividends	15,192	20,259	20,273	20,362	20,446	24,260

Combined fixed charges and preferred stock dividends	$90,823	$69,438	$83,132	$189,510	$382,773	$564,865

Fixed charges	$75,631	$49,179	$62,859	$169,148	$362,327	$540,605
Net income (loss)	18,207	41,805	60,659	96,123	106,276	(51,486)

	$93,838	$90,984	$123,518	$265,271	$468,603	$489,119

Ratio of earnings to combined fixed charges and preferred stock dividends	1.03:1	1.31:1	1.49:1	1.40:1	1.22:1	0.87:1